UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 17)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)
Ehsan Zargar Chief Operating Officer and General Counsel HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101
1.	Names of Reporting Persons HRG Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,339,752
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,339,752
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,339,752
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.3%
14.	Type of Reporting Person (See Instructions) CO

 Item 1. Security and Issuer.

This Amendment No. 17 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012, Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012, Amendment No. 11 to Schedule 13D filed by the undersigned on March 21, 2013, Amendment No. 12 to Schedule 13D filed by the undersigned on June 7, 2013, Amendment No. 13 to Schedule 13D filed by the undersigned on December 3, 2014, Amendment No. 14 to Schedule 13D filed by the undersigned on May 27, 2015, Amendment No. 15 to Schedule 13D filed by the undersigned on January 17, 2017 and Amendment No. 16 to Schedule 13D filed by the undersigned on December 19, 2017 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Deming Way, Middleton, Wisconsin 53562.

Item 2. Identify and Background.

Schedule A, containing the information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HRG Group, Inc. (“HRG”), under the heading “HRG Executive Officers and Directors,” is hereby amended and restated in its entirety in the form attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

Merger Agreement

On February 24, 2018, HRG entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, HRG SPV Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of HRG (“Merger Sub 1”), and HRG SPV Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of HRG (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”).

With the execution of the Merger Agreement, HRG completes its previously announced strategic review process, and will continue to focus on the simplification of its structure and elimination of overhead costs between signing and closing of the transaction contemplated by the Merger Agreement.

Transaction Structure

The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Sub 1 will merge with and into the Issuer (the “First Merger”, and if the Second Merger Opt-Out Condition has occurred, the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of HRG. Following the effective time of the First Merger (the “Effective Time”) but only if the Issuer or HRG (or both) does not receive and provide to the other, on the closing date but prior to the Effective Time, a tax opinion to the effect that, assuming the Second Merger does not occur, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Second Merger Opt-Out Condition”), the Surviving Corporation will merge with and into Merger Sub 2 (the “Second Merger”, and if the Second Merger Op-Out Condition has not occurred, the “Merger”), with Merger Sub 2 surviving as a wholly owned subsidiary of HRG.

Immediately prior to the Effective Time, the certificate of incorporation of HRG will be amended and restated (the “Amended HRG Charter”, a form of which is attached as an exhibit to the Merger Agreement), pursuant to which, among other things, the corporate name of HRG will change to “Spectrum Brands Holdings,

Inc.”, and each issued and outstanding share of common stock, par value $0.01 per share, of HRG (“HRG Common Stock”) will, by means of a reverse stock split (the “Reverse Split”), be combined into a fraction of a share of HRG Common Stock equal to (i) (a) the number of shares of Issuer common stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Issuer common stock for the 20-day trading period starting with the 21st trading day prior to the closing date, divided by (ii) as of immediately prior to the Reverse Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement (the “HRG Share Consolidation Ratio”). Assuming (i) the 20 trading day volume-weighted average price and shares outstanding of Issuer common stock were to be determined as of February 23, 2018 rather than at closing and (ii) $324.3 million of HRG net debt (inclusive of transaction expenses and change of control payments) at closing, each HRG stockholder is expected to receive approximately 0.1637 of a share of the post-merger combined company stock for each share of pre-merger HRG Common Stock that such stockholder owns. Pro forma for the Reverse Split, the Merger and the adjustments described above, Leucadia National Corporation (“Leucadia”) is expected to hold approximately 13% of the combined company and another 45% of the combined company is expected to be widely held by HRG’s legacy stockholders. Such ownership percentages assume approximately $324 million of HRG’s net debt at closing and are based on the number of shares outstanding and market prices as of February 22, 2018 (but are subject to adjustment for HRG's actual amount of net debt, transaction costs and outstanding shares at closing).

The Amended HRG Charter generally would retain restrictions, present in HRG’s existing certificate of incorporation, on transfer to or by stockholders of HRG who own or would own (or are or would be treated for this purpose as owning) 4.9% or more of the outstanding shares of HRG Common Stock before or after such transfer. However, the Amended HRG Charter would except from those restrictions certain transfers by (i) Leucadia and its affiliates and stockholders and (ii) CF Turul LLC (“Fortress”) and its affiliates and ultimate owners.

At the Effective Time, by virtue of the Merger each share of Issuer common stock issued and outstanding immediately prior to the Effective Time (other than shares held in the treasury of the Issuer or owned or held, directly or indirectly, by HRG or any wholly owned subsidiary of HRG or the Issuer, which shall be cancelled and no consideration will be paid with respect thereto) will be converted into the right to receive one share of newly issued HRG Common Stock (the issuance of HRG Common Stock in the Merger, the “Share Issuance”). No HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become a holder of more than 4.9% of “Corporation Securities” (as defined in the Amended HRG Charter). Any shares of HRG Common Stock that would be issuable to a holder of Issuer common stock but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter shall instead be treated as “Excess Securities” (as defined in the Amended HRG Charter) and be delivered to one or more 501(c)(3) charitable organizations or escheated to the state of residence, incorporation or formation (as applicable) of the relevant holder of Issuer common stock.

At the Effective Time, pursuant to the Merger Agreement, each award of restricted stock, restricted stock units or performance stock units granted under an equity plan of the Issuer, whether vested or unvested (collectively, the “Spectrum Equity Awards”), that is outstanding immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted, by virtue of the Merger, into a corresponding equity-based award in HRG (each a “New HRG Equity Award”) with the right to hold or acquire shares of HRG Common Stock equal to the number of shares of Issuer common stock previously underlying such Spectrum Equity Award. Each New HRG Equity Award generally will be subject to the same terms and conditions as the corresponding Spectrum

Equity Award. At the Effective Time, pursuant to the Merger Agreement, HRG will assume all rights and obligations in respect of each equity-based plan of the Issuer.

Prior to the Effective Time, each stock option and warrant granted under an equity-based plan of HRG that is then outstanding and unvested will become fully vested and exercisable (the “HRG Exercisable Awards”). Each HRG Exercisable Award that is unexercised shall be adjusted to reflect the Reverse Split and shall remain outstanding, subject to the same terms and conditions as applied to the corresponding award as of immediately prior to the Effective Time. Immediately prior to the Reverse Split, pursuant to the Merger Agreement, each HRG restricted stock award shall become fully vested and be treated as a share of HRG Common Stock for purposes of the Reverse Split and the Merger.

Governance and Other Matters

Prior to the closing of the Merger, HRG shall take all action necessary (including obtaining all necessary director resignations) so that, as of the Effective Time, (i) the board of directors of the combined company will consist of Kenneth C. Ambrecht, Norman S. Matthews, David M. Maura, Terry L. Polistina, Hugh R. Rovit, Andreas Rouvé, Joseph S. Steinberg and an individual (who must satisfy NYSE and certain other independence requirements) to be designated by Leucadia, each to be a member of the class of the board of directors of HRG as set forth in the Amended HRG Charter and (ii) the officers of the Issuer will become the officers of the combined company. From and after the Effective Time, the NYSE ticker symbol for HRG Common Stock will be “SPB”.

Conditions to the Merger

The consummation of the Merger, the filing of the Amended HRG Charter and the Share Issuance are subject to the satisfaction or waiver of certain closing conditions, including, (i) the approval of the Issuer’s stockholders (including the approval of the holders of a majority of the Issuer common stock not held by HRG, its affiliates and the executive officers of the Issuer, and the approval required under Section 12 of the Issuer’s certificate of incorporation in connection with a “Going-Private Transaction” (as defined therein)), (ii) the approval of HRG’s stockholders, (iii) the effectiveness of a registration statement on Form S-4 registering the HRG Common Stock to be issued in the Merger, (iv) the approval of the shares of HRG Common Stock to be issued in the Merger for listing on the NYSE, (v) the absence of any temporary restraining order, injunction or other judgment, order or decree issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the Merger, (vi) the receipt of certain tax opinions by HRG and/or the Issuer that the Merger will qualify as a reorganization under the Internal Revenue Code, (vii) the accuracy of certain representations and warranties of HRG, Merger Sub and the Issuer contained in the Merger Agreement and the compliance by the parties with the covenants contained in the Merger Agreement (subject to customary materiality qualifiers), and (viii) other conditions specified in the Merger Agreement.

Other Terms of the Merger Agreement

HRG and the Issuer each made certain representations, warranties and covenants in the Merger Agreement, including the pre-closing obligation of HRG to conduct its businesses in the ordinary course (consistent with the simplification and ongoing wind-down of its businesses) and the pre-closing obligation of each party to refrain from taking certain specified actions without the consent of the other party.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, each of HRG and the Issuer will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions. Subject to certain conditions, either party’s board of directors is permitted to change its recommendation to its stockholders in response to a “Superior Proposal” (as defined in the Merger Agreement) or an “Intervening Event” (as defined in the Merger Agreement) if it determines that the failure to so change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders

The Merger Agreement also provides for certain termination rights for both HRG and the Issuer, including the right of either party to terminate the Merger Agreement if the board of directors of the other party effects a change of recommendation. No termination fee is payable upon termination of the Merger Agreement, including a termination in connection with a change of recommendation by either of the board of directors of HRG or the Issuer.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger is not consummated on or before October 8, 2018, subject to certain exceptions.

At or prior to the closing of the Merger, HRG, Fortress and Leucadia will execute a registration rights agreement substantially in the form attached as Exhibit E to the Merger Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the combined company will agree to file within 30 days following the closing of the Merger a shelf registration statement and keep such shelf registration statement effective so long as Fortress and Leucadia (and their permitted assigns) own Registrable Securities (as defined in the Registration Rights Agreement). In addition, Fortress and Leucadia (and their permitted assigns) will be able to cause the combined company to undertake two underwritten take downs of the shelf registration statement. The Registration Rights Agreement will also grant certain customary piggyback rights for Fortress and Leucadia (and their permitted assigns). The Registration Rights Agreement will allow Fortress and Leucadia (and their affiliates) to transfer their registration rights to, among others, certain permitted transferees, including to affiliates of Fortress and Leucadia, respectively, and to persons advised by Fortress or Leucadia, respectively (so long as the decision-making control with respect to such interests remains after such transfer with Fortress or Leucadia, respectively), and in certain circumstances, to the direct or indirect members, shareholders, general or limited partners, or other equityholders of Fortress and Leucadia.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, HRG, which beneficially owns approximately 59% of the outstanding Issuer common stock, entered into a voting agreement with the Issuer (the “HRG Voting Agreement”). The HRG Voting Agreement requires that HRG vote its shares of Issuer common stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The HRG Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms.

Concurrently with the execution and delivery of the Merger Agreement, Fortress, which beneficially owns approximately 16% of the outstanding HRG Common Stock and the one outstanding share of Series A Participating Convertible Preferred Stock of HRG, par value $0.01 (the “HRG Series A Preferred Stock”), entered into a voting agreement with HRG (the “Fortress Voting Agreement”). The Fortress Voting Agreement requires that Fortress vote or exercise its right to consent with respect to its share of HRG Series A Preferred Stock and all HRG Common Stock to approve the Amended HRG Charter and the Share Issuance and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The Fortress Voting Agreement and the obligations thereunder (other than certain provisions unrelated to the voting of shares of HRG Common Stock owned by Fortress that survive until a later specified expiration) terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) certain specified amendments to the Merger Agreement that may be adverse to Fortress. The Fortress Voting Agreement furthermore includes Fortress’s covenant to transfer to HRG, effective immediately prior to but conditioned upon the filing of the Amended HRG Charter and to the Reverse Split, and for no additional consideration, its share of HRG Series A Preferred Stock, which in turn will terminate all rights corresponding to such share of HRG Series A Preferred Stock in HRG’s organizational documents. The Issuer is an express third party beneficiary of the Fortress Voting Agreement and no provision of the Fortress Voting Agreement may be amended or waived without the prior written consent of the Issuer.

Concurrently with the execution and delivery of the Merger Agreement, Leucadia, which beneficially owns approximately 23% of the outstanding HRG Common Stock, entered into a voting agreement with HRG (the “Leucadia Voting Agreement”). The Leucadia Voting Agreement requires that Leucadia vote its shares of HRG Common Stock to approve the Amended HRG Charter and the Share Issuance and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The Leucadia Voting Agreement and the obligations thereunder terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) certain specified amendments to the Merger Agreement that may be adverse to Leucadia. The Leucadia Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms. The Issuer is an express third party beneficiary of the Leucadia Voting Agreement and no provision of the Leucadia Voting Agreement may be amended or waived without the prior written consent of the Issuer.

Shareholder Agreement

Concurrently with the execution and delivery of the Merger Agreement, HRG entered into a shareholder agreement with Leucadia (the “Leucadia Shareholder Agreement”), which will become effective as of the closing of the Merger.

Under the Leucadia Shareholder Agreement, Leucadia has the right to designate one nominee to the board of directors of HRG, until the earliest of (i) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) such time as Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60 month anniversary of the Effective Time and (B) such time as Leucadia and its Subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding. If at any time following the Effective Time (i) Leucadia and its Subsidiaries in the aggregate own less than 5% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, or (iii) the 60 month anniversary of the Effective Time has passed and Leucadia and its Subsidiaries in the aggregate at such time own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, then the director designated by Leucadia is required to promptly resign from the board of directors of HRG.

Under the Leucadia Shareholder Agreement, Leucadia is subject to certain standstill provisions following the Effective Time providing that it and its subsidiaries will not, among other things, (i) acquire equity securities of HRG, if after giving effect to such acquisitions the aggregate HRG Common Stock beneficially owned by Leucadia and its subsidiaries exceeds 15% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding, (ii) make, or in any way participate in, any solicitation of proxies to vote any voting securities of HRG, (iii) commence a tender offer or exchange offer for voting securities of HRG without the prior written consent of the board of HRG, (iv) form or join a group for the purpose of voting, acquiring or disposing of any voting securities of HRG, (v) submit to the board of HRG a written proposal for an acquisition of HRG or make any public announcement related thereto, or (vi) call a meeting of the stockholders of HRG. The standstill provisions are subject to certain exceptions as set forth in the Leucadia Shareholder Agreement. The standstill provisions cease at such time as both (i) Leucadia and its subsidiaries no longer in the aggregate own at least 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time and (ii) a nominee of Leucadia is no longer serving on the board of directors of HRG.

The foregoing descriptions of the Merger, the Merger Agreement, the HRG Voting Agreement, the Leucadia Voting Agreement, the Fortress Voting Agreement, the Leucadia Shareholder Agreement, the Registration Rights Agreement and the Rights Agreement (together, the “Transaction Agreements”) do not purport to be complete and are subject to, and qualified in its entirety by, (i) the full text of the Merger Agreement (including the exhibits thereto, including the Amended HRG Charter and the Registration Rights Agreement), a copy of which is filed herewith as Exhibit 2.1 to HRG’s Current Report on Form 8-K dated as of February 26, 2018 and is incorporated into this report by reference in its entirety, (ii) the full text of the HRG Voting Agreement, a copy of which is filed herewith as Exhibit 10.1 to HRG’s Current Report on Form 8-K dated as of February 26, 2018 and is incorporated into this report by reference in its entirety, (iii) the full text of the Fortress Voting Agreement, a copy of which is filed herewith as Exhibit 10.2 to HRG’s Current Report on Form 8-K dated as of February 26, 2018 and is incorporated into this report by reference in its entirety, (iv) the full text of the Leucadia Voting Agreement, a copy of which is filed herewith as Exhibit 10.3 to HRG’s Current Report on Form 8-K dated as of February 26, 2018 and is incorporated into this report by reference in its entirety and (v) the full text of the Leucadia Shareholder Agreement, a copy of which is filed herewith as Exhibit 10.4 to HRG’s Current Report on Form 8-K dated as of February 26, 2018 and is incorporated into this report by reference in its entirety. The Transaction Agreements have been incorporated to provide investors with information regarding its terms. They are not intended to provide any other factual information about the parties thereto or to modify or supplement any factual disclosures about HRG in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Transaction Agreements include representations, warranties and covenants of the parties thereto made solely for the purposes of such Transaction Agreements and which may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms of the applicable Transaction Agreements. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to HRG’s SEC filings or may have been used for purposes of allocating risk among HRG and the Issuer, Fortress or Leucadia, rather than establishing matters as facts. Accordingly, the representations and warranties in the Transaction Agreements should not be relied on as characterizations of the actual state of facts about HRG, the Issuer, Fortress or Leucadia.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 57,882,340 Shares stated to be outstanding as of February 6, 2018 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on February 8, 2018. Each of the HRG Entities specifically disclaims beneficial ownership in the Shares reported herein or otherwise owned except to the extent it actually exercises voting or dispositive power with respect to such Shares.”

(a, b) As of the date hereof, HRG may be deemed to be the beneficial owner of 34,339,752 shares of Issuer common stock, constituting 59.3% of the outstanding shares of Issuer common stock. HRG has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 34,339,752 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 34,339,752 shares of Issuer common stock.

(c) The Reporting Persons have not effected any transaction in the Shares during the past 60 days.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following information:

The descriptions in Item 4 of the Merger Agreement, the Voting Agreements and the Shareholder Agreement are hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Z: Agreement and Plan of Merger, dated as of February 24, 2018, by and among HRG Group, Inc., Spectrum Brands Holdings, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.1 of Form 8-K filed by HRG on February 26, 2018).

Exhibit AA: Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Spectrum Brands Holdings, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by HRG on February 26, 2018).

Exhibit BB: Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and CF Turul LLC (incorporated by reference to Exhibit 10.2 of Form 8-K filed by HRG on February 26, 2018).

Exhibit CC: Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation (incorporated by reference to Exhibit 10.3 of Form 8-K filed by HRG on February 26, 2018).

Exhibit DD: Shareholder Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation (incorporated by reference to Exhibit 10.4 of Form 8-K filed by HRG on February 26, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Executive Vice President and General Counsel
	Date:	February 26, 2018

EXHIBIT INDEX

Exhibit No.	Description
Z

Agreement and Plan of Merger, dated as of February 24, 2018, by and among HRG Group, Inc., Spectrum Brands Holdings, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.1 of Form 8-K filed by HRG on February 26, 2018).

AA

Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Spectrum Brands Holdings, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by HRG on February 26, 2018).

BB	Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and CF Turul LLC (incorporated by reference to Exhibit 10.2 of Form 8-K filed by HRG on February 26, 2018).
CC

Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation (incorporated by reference to Exhibit 10.3 of Form 8-K filed by HRG on February 26, 2018).

DD

Shareholder Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation (incorporated by reference to Exhibit 10.4 of Form 8-K filed by HRG on February 26, 2018).

Schedule A

HRG Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Joseph S. Steinberg	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Chairman of the Board and Chief Executive Officer
David M. Maura	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Curtis Glovier	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Frank Ianna	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Gerald Luterman	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew McKnight	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew Whittaker	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
George Nicholson	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Ehsan Zargar	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	Canada	Chief Operating Officer and General Counsel